Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2013

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 5

1ST QUARTER 2013 UNAUDITED RESULTS

•	Royal Dutch Shell’s first quarter 2013 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $8.0 billion compared with $7.7 billion for the first quarter 2012.

•	First quarter 2013 CCS earnings excluding identified items (see page 11) were $7.5 billion compared with $7.3 billion for the first quarter 2012, an increase of 3%.

•	Basic CCS earnings per share excluding identified items for the first quarter 2013 increased by 2% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2013 was $11.6 billion. Excluding working capital movements, cash flow from operating activities for the first quarter 2013 was $11.5 billion.

•	Capital investment for the first quarter 2013 was $8.8 billion. Net capital investment (see Note 1) for the quarter was $8.2 billion.

•

Total dividends distributed in the quarter were some $2.7 billion, of which $0.8 billion were settled under the Scrip Dividend Programme. During the first quarter some 16.1 million shares were bought back for cancellation for a consideration of some $0.5 billion.

•	Gearing at the end of the first quarter 2013 was 9.1%.

•	A first quarter 2013 dividend has been announced of $0.45 per ordinary share and $0.90 per American Depositary Share (“ADS”), an increase of 5% compared with the first quarter 2012.

•

Comparative information in this Report has been restated following the adoption of revised IAS 19 Employee Benefits on January 1, 2013, with retrospective effect (see Note 2). Comparative information was not restated for other accounting policy changes (see Note 1) for which the impacts are not significant, including the adoption of IFRS 11 Joint Arrangements on January 1, 2013, which results in certain previously equity-accounted entities now in effect being proportionately consolidated.

SUMMARY OF UNAUDITED RESULTS

$ million	Quarters
	Q1 2013	Q4 2012[1]	Q1 2012[1]	%[2]

Income attributable to shareholders	8,176	6,728	8,737	–6
Current cost of supplies (CCS) adjustment for Downstream	(225)	623	(1,060)
CCS earnings	7,951	7,351	7,677	+4
Less: Identified items[3]	431	1,712	380
CCS earnings excluding identified items	7,520	5,639	7,297	+3
Of which:
Upstream	5,648	4,401	6,270
Downstream	1,848	1,190	1,122
Corporate and Non-controlling interest	24	48	(95)

Cash flow from operating activities	11,559	9,913	13,439	–14

Basic CCS earnings per share ($)	1.26	1.17	1.23	+2
Basic CCS earnings per ADS ($)	2.52	2.34	2.46
Basic CCS earnings per share excl. identified items ($)	1.19	0.90	1.17	+2
Basic CCS earnings per ADS excl. identified items ($)	2.38	1.80	2.34

Dividend per share ($)	0.45	0.43	0.43	+5
Dividend per ADS ($)	0.90	0.86	0.86

[1]	Restated for accounting policy change (see Note 2)
[2]	Q1 on Q1 change
[3]	See page 11

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“Our industry continues to see significant energy price volatility as a result of economic and political developments. Oil prices have fallen recently but Shell is implementing a long-term, competitive and innovative strategy against this volatile backdrop.”

“Shell’s underlying CCS earnings were $7.5 billion for the quarter, a 2% increase in CCS earnings per share from the first quarter of 2012. These results were underpinned by Shell’s growth projects, an improvement in downstream profitability, and were delivered despite a difficult security environment in Nigeria.”

“Our profits pay for Shell’s dividends and investment in new projects to ensure affordable and reliable energy supplies for our customers, and to add value for our shareholders.”

“Shell is investing for profitable growth, whilst maintaining strong capital discipline. We are developing some 30 new projects and maturing a series of further opportunities for investment. So far this year, we’ve seen the growth impact of recent start ups and we took four final investment decisions in petrochemicals, deepwater, and LNG.”

“We continue to take a dynamic approach to portfolio” continued Voser. “Asset sales - $0.6 billion in the first quarter and over $21 billion in the last three years - improve our capital efficiency and can bring in strategic partners. We use selective acquisitions to refresh our opportunity set.”

Voser commented “We distributed $11 billion of dividends over the last year, the highest in our industry, and today we confirm a 5% rise in our dividend to $0.45 per share.”

He concluded “Dividends are Shell’s main route for returning cash to shareholders. Our improving cash flow also enables us to accelerate our share buyback programme, this year so far we have repurchased some $1.2 billion of shares by the end of April. In the current environment we would expect to more than offset the scrip dividend issue this year, and we are determined to implement the policy to offset dilution over the business cycle. This underlines our commitment to shareholder returns.”

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 7

FIRST QUARTER 2013 PORTFOLIO DEVELOPMENTS

Upstream

In Canada, the first debottlenecking project for the Athabasca Oil Sands Project (Shell interest 60%) was completed. The project is expected to add some 10 thousand barrels per day (“b/d”) of capacity.

In Nigeria, Shell took the final investment decision for the development of the deep-water project Erha North Phase 2 (Shell interest 44%), part of oil mining lease 133, located over 100 kilometres off the Nigerian coast. The project is expected to produce some 60 thousand barrels of oil equivalent per day (“boe/d”) of mainly oil at peak production and improve utilisation of the existing Erha floating production, storage and offloading (“FPSO”) vessel.

In Oman, the Amal Steam enhanced oil recovery project (Shell interest 34%) was brought on stream. The project is expected to ramp up over a number of years and produce some 20 thousand b/d of oil at peak production.

Shell entered into an agreement to acquire part of Repsol S.A.’s LNG portfolio outside of North America, including supply positions in Peru and Trinidad & Tobago, for a cash consideration of $4.4 billion. Under the terms of the agreement, Shell will assume finance lease obligations of the businesses acquired, predominantly reflecting leases for LNG ship charters, provisionally estimated at $1.8 billion. The acquisition is expected to add some 7.2 million tonnes per annum (“mtpa”) of LNG volumes through long-term offtake agreements, including 4.2 mtpa of equity LNG plant capacity. The transaction, which has an effective date of October 1, 2012, is expected to close in the second half of 2013 or early 2014, subject to regulatory approvals and other conditions precedent.

In the United Kingdom, Shell completed the acquisition of an additional 5.9% interest in the offshore Schiehallion field, increasing Shell’s interest to 55%. Shell also completed the acquisition of additional interests in the Beryl area fields and SAGE infrastructure, lifting Shell’s production in the Beryl area fields from 9 thousand boe/d to 20 thousand boe/d. Further investment in Schiehallion and Beryl is expected to extend the production life of the fields.

In the United States, Shell and Kinder Morgan affiliates announced their intent to form a company to develop a natural gas liquefaction plant in two phases at the existing Elba Island LNG terminal to export LNG. The total project is expected to have a liquefaction capacity of approximately 2.5 mtpa. Shell will own 49% of the entity and subscribe to 100% of the liquefaction capacity. The agreement is subject to corporate and regulatory approvals.

In North America, Shell took the final investment decision for two 0.25 mtpa natural gas liquefaction units (Shell interest 100%) in Louisiana, United States and Ontario, Canada. These units will form the basis of two new LNG transport corridors in the Gulf Coast and Great Lakes regions, fuelling marine vessels and heavy-duty trucking fleets.

Upstream divestment proceeds totalled some $0.4 billion for the first quarter 2013 and included proceeds from the divestment of a 5% interest in the Prelude floating LNG project to CPC Corporation as announced in 2012, reducing Shell’s interest in the project to 67.5%.

During the first quarter 2013, Shell participated in the Kentish Knock South-1 gas discovery (Shell interest 50%) offshore Western Australia. As part of its global exploration programme Shell added new acreage positions during the first quarter 2013, including liquids-rich acreage positions in Canada, offshore positions in Norway and the United Kingdom North Sea, along with successful bidding results in the Gulf of Mexico, United States. Shell also signed a production sharing contract (“PSC”) for tight gas in the Yuzivska area in the Ukraine and, in China, Shell received government approval for the tight gas PSC for the Fushun-Yongchuan block in the Sichuan basin.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 8

Downstream

In Singapore, Shell announced the final investment decisions for additional capacity at its Jurong Island petrochemicals facility. The investments (Shell interest 100%) are expected to add 140 thousand tonnes per annum (“tpa”) of high-purity ethylene oxide capacity, 140 thousand tpa of ethoxylation capacity and more than 100 thousand tpa of polyols capacity.

Downstream divestment proceeds totalled some $0.1 billion for the first quarter 2013 and included proceeds from the divestment of Shell’s interest in a pipeline business in the United States, Shell’s LPG business in Vietnam and the majority of Shell’s shareholding in its downstream business in Uganda.

In April, Shell announced that its 120 thousand b/d Geelong refinery in Australia is for sale and that it is considering the sale of selected downstream marketing businesses in Italy.

Also in April, Shell finalised an agreement with TravelCenters of America in the United States to develop a nationwide network of LNG fuelling centres for heavy-duty road transport customers at up to 100 existing sites.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 9

KEY FEATURES OF THE FIRST QUARTER 2013

•	First quarter 2013 CCS earnings (see Note 1) were $7,951 million, 4% higher than for the same quarter a year ago.

•	First quarter 2013 CCS earnings excluding identified items (see page 11) were $7,520 million compared with $7,297 million for the first quarter 2012, an increase of 3%.

•	Basic CCS earnings per share increased by 2% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 2% compared with the first quarter 2012.

•

Cash flow from operating activities for the first quarter 2013 was $11.6 billion, compared with $13.4 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the first quarter 2013 was $11.5 billion, compared with $12.7 billion in the same quarter last year.

•	Net capital investment (see Note 1) for the first quarter 2013 was $8.2 billion. Capital investment for the first quarter 2013 was $8.8 billion and divestment proceeds were $0.6 billion.

•

Total dividends distributed in the first quarter 2013 were some $2.7 billion of which $0.8 billion were settled by issuing some 25.6 million A shares under the Scrip Dividend Programme for the fourth quarter 2012.

•	Under our share buyback programme some 16.1 million B shares were bought back for cancellation during the first quarter 2013 for a consideration of some $0.5 billion.

•	Return on average capital employed (see Note 9) on a reported income basis was 13.0% at the end of the first quarter 2013.

•	Gearing was 9.1% at the end of the first quarter 2013 versus 10.5% at the end of the first quarter 2012 (see Note 2).

•

Oil and gas production for the first quarter 2013 was 3,559 thousand boe/d. Excluding the impact of divestments, PSC price effects and security impacts onshore Nigeria, first quarter 2013 production was 2% higher than in the same period last year.

•	Equity LNG sales volumes of 5.15 million tonnes for the first quarter 2013 were broadly similar to the same quarter a year ago.

•	Oil products sales volumes were 1% higher than for the first quarter 2012. Chemicals sales volumes for the first quarter 2013 decreased by 11% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the first quarter 2013 is available at www.shell.com/investor.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 10

SUMMARY OF IDENTIFIED ITEMS

Earnings for the first quarter 2013 reflected the following items, which in aggregate amounted to a net gain of $431 million (compared with a net gain of $380 million in the first quarter 2012), as summarised in the table below:

•

Upstream earnings included a net gain of $173 million, mainly reflecting the revaluation of a deferred tax asset of $199 million and net divestment gains of $107 million, both predominantly related to Australia, partly offset by the net impact of fair value accounting of commodity derivatives and certain gas contracts of $103 million. Earnings for the first quarter 2012 included a net gain of $453 million.

•

Downstream earnings included a net charge of $160 million, mainly reflecting impairments of $155 million, predominantly in Australia, and the net impact of fair value accounting of commodity derivatives of $30 million, partly offset by net divestment gains of $24 million. Earnings for the first quarter 2012 included a net gain of $198 million.

•

Corporate and Non-controlling interest earnings included a net gain of $418 million, mainly reflecting a tax credit of $407 million related to prior years. Earnings for the first quarter 2012 included a net charge of $271 million.

SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2013	Q4 2012	Q1 2012
Segment earnings impact of identified items:
Upstream	173	1,801	453
Downstream	(160)	(89)	198
Corporate and Non-controlling interest	418	—	(271)
Earnings impact	431	1,712	380

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. From the first quarter 2013 onwards, identified items include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 8)

•	Redundancy and restructuring

Further items may be identified in addition to the above. Prior period comparatives have not been restated.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 11

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

$ million	Quarters
	Q1 2013	Q4 2012	Q1 2012%[2]

Upstream earnings excluding identified items[1]	5,648	4,401	6,270	–10
Upstream earnings[1]	5,821	6,202	6,723	–13

Upstream cash flow from operating activities	9,705	6,165	8,788	+10

Upstream net capital investment	7,370	9,323	3,772	+95

Liquids production available for sale (thousand b/d)	1,640	1,640	1,682	–2
Natural gas production available for sale (million scf/d)	11,132	10,288	10,844	+3

Total production available for sale (thousand boe/d)	3,559	3,414	3,552	—

Equity LNG sales volumes (million tonnes)	5.15	5.49	5.17	—

[1]	Fourth quarter 2012 and first quarter 2012 comparatives restated for accounting policy change (see Note 2).
[2]	Q1 on Q1 change

First quarter Upstream earnings excluding identified items were $5,648 million compared with $6,270 million a year ago. Identified items were a net gain of $173 million, compared with a net gain of $453 million for the first quarter 2012 (see page 11).

Compared with the first quarter 2012, Upstream earnings excluding identified items benefited from the ramp-up of Pearl GTL, increased trading contributions, higher gas realisations and tax credits. These items were more than offset by lower liquids realisations, higher depreciation, increased operating and exploration expenses, as well as lower earnings from LNG ventures.

Global liquids realisations were 7% lower than for the first quarter 2012. In Canada, synthetic crude oil realisations were 8% lower than for the same period last year. Global natural gas realisations were 8% higher than for the same quarter a year ago, with a 19% increase in the Americas and a 6% increase outside the Americas.

First quarter 2013 production was 3,559 thousand boe/d compared with 3,552 thousand boe/d a year ago. Liquids production decreased by 2% and natural gas production increased by 3% compared with the first quarter 2012. Excluding the impact of divestments, PSC price effects and security impacts onshore Nigeria, first quarter 2013 production was 2% higher than for the same period last year.

New field start-ups and the continuing ramp-up of fields, in particular Pearl GTL in Qatar, Eagle Ford in the United States and Pluto LNG in Australia, contributed some 175 thousand boe/d to production for the first quarter 2013, which more than offset the impact of field declines.

Equity LNG sales volumes of 5.15 million tonnes were broadly similar compared with the same quarter a year ago, reflecting the contribution from Pluto LNG, which was offset by lower volumes from Nigeria LNG due to reduced feedgas supply.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 12

DOWNSTREAM

$ million	Quarters
	Q1 2013	Q4 2012	Q1 2012%[2]

Downstream CCS earnings excluding identified items[1]	1,848	1,190	1,122	+65
Downstream CCS earnings[1]	1,688	1,101	1,320	+28

Downstream cash flow from operating activities	365	4,303	3,208	–89

Downstream net capital investment	820	1,471	786	+4

Refinery processing intake (thousand b/d)	2,890	2,804	2,782	+4

Oil products sales volumes (thousand b/d)	6,004	6,367	5,960	+1

Chemicals sales volumes (thousand tonnes)	4,143	4,620	4,679	–11

[1]	Fourth quarter 2012 and first quarter 2012 comparatives restated for accounting policy change (see Note 2).
[2]	Q1 on Q1 change

First quarter Downstream earnings excluding identified items were $1,848 million compared with $1,122 million for the first quarter 2012. Identified items were a net charge of $160 million, compared with a net gain of $198 million for the first quarter 2012 (see page 11).

Compared with the first quarter 2012, Downstream earnings excluding identified items benefited from higher realised refining margins, reflecting the industry environment and Shell’s operating performance, as well as increased contributions from trading and marketing. Chemicals earnings were higher as a result of improved realised margins. Adverse currency exchange rate effects, increased depreciation and higher taxation impacted Downstream earnings.

Oil products sales volumes increased by 1% compared with the same period a year ago, as a result of higher trading volumes and an accounting policy change (see Note 1b), partly offset by lower marketing volumes.

Chemicals sales volumes decreased by 11% compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b) and lower trading volumes. Chemicals manufacturing plant availability decreased to 92% from 94% for the first quarter 2012, as a result of higher planned maintenance.

Refinery intake volumes were 4% higher compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b). Refinery availability decreased to 91% from 94% for the first quarter 2012, as a result of higher planned maintenance.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 13

CORPORATE AND NON-CONTROLLING INTEREST

$ million	Quarters
	Q1 2013	Q4 2012	Q1 2012

Corporate and Non-controlling interest excluding identified items[1]	24	48	(95)
Of which:
Corporate [1]	88	82	(30)
Non-controlling interest	(64)	(34)	(65)

Corporate and Non-controlling interest[1]	442	48	(366)

[1]	Fourth quarter 2012 and first quarter 2012 comparatives restated for accounting policy change (see Note 2).

First quarter Corporate results and Non-controlling interest excluding identified items were $24 million, compared with a loss of $95 million in the same period last year. Identified items for the first quarter of 2013 were a net gain of $418 million, compared with a net charge of $271 million for the first quarter of 2012 (see page 11).

Compared with the first quarter of 2012, Corporate results excluding identified items reflected lower net interest expense and higher tax credits. In the first quarter 2013, adverse currency exchange rate effects impacted earnings by $20 million, compared with favourable currency exchange rate effects of $185 million in the same period last year.

FORTHCOMING EVENTS

Second quarter 2013 results and second quarter 2013 dividend are scheduled to be announced on August 1, 2013. Third quarter 2013 results and third quarter 2013 dividend are scheduled to be announced on October 31, 2013. The Annual General Meeting will be held on May 21, 2013.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 14

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2013	Q4 2012 Restated[1]	Q1 2012 Restated[1]	%[2]
Revenue	112,810	118,047	119,920
Share of profit of equity-accounted investments	2,303	2,127	2,940
Interest and other income	401	2,437	914

Total revenue and other income	115,514	122,611	123,774

Purchases	86,603	93,350	94,069
Production and manufacturing expenses	6,458	7,319	6,038
Selling, distribution and administrative expenses	3,587	3,698	3,659
Research and development	294	416	294
Exploration	648	1,167	362
Depreciation, depletion and amortisation	4,225	3,835	3,402
Interest expense	401	379	552
Income before taxation	13,298	12,447	15,398	–14
Taxation	5,072	5,691	6,546
Income for the period	8,226	6,756	8,852	–7
Income attributable to non-controlling interest	50	28	115
Income attributable to Royal Dutch Shell plc shareholders	8,176	6,728	8,737	–6

[1]	Restated for accounting policy change (see Note 2).
[2]	Q1 on Q1 change.

EARNINGS PER SHARE

$	Quarters
	Q1 2013	Q4 2012 Restated[1]	Q1 2012 Restated[1]
Basic earnings per share	1.30	1.07	1.40
Diluted earnings per share	1.29	1.07	1.40

[1]	Restated for accounting policy change (see Note 2).

SHARES1

Million	Quarters
	Q1 2013	Q4 2012	Q1 2012
Weighted average number of shares as the basis for:
Basic earnings per share	6,308.9	6,282.8	6,229.4
Diluted earnings per share	6,313.7	6,289.2	6,239.1

Shares outstanding at the end of the period	6,340.2	6,305.9	6,273.8

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2013	Q4 2012 Restated[1]	Q1 2012 Restated[1]
Income for the period	8,226	6,756	8,852
Other comprehensive income:
Items that may be reclassified to income in later periods:
- Currency translation differences	(1,652)	36	1,625
- Unrealised gains/(losses) on securities	31	(683)	(105)
- Cash flow hedging gains/(losses)	13	101	(450)
- Share of other comprehensive loss of equity-accounted investments	(56)	(179)	(109)

Total	(1,664)	(725)	961

Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	1,436	(2,500)	(29)

Total	1,436	(2,500)	(29)

Other comprehensive income/(loss) for the period	(228)	(3,225)	932
Comprehensive income for the period	7,998	3,531	9,784
Comprehensive income attributable to non-controlling interest	25	46	158
Comprehensive income attributable to Royal Dutch Shell plc shareholders	7,973	3,485	9,626

[1]	Restated for accounting policy change (see Note 2).

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2013[1]	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	(203)	8,176	7,973	25	7,998
Capital contributions from, and other changes in, non-controlling interest	—	—	—	—	—	(4)	(4)
Dividends paid	—	—	—	(2,752)	(2,752)	(21)	(2,773)
Scrip dividends[2]	2	—	(2)	844	844	—	844
Repurchases of shares[3]	(1)	—	1	(1,104)	(1,104)	—	(1,104)
Shares held in trust: net sales/(purchases) and dividends received	—	1,030	—	36	1,066	—	1,066
Share-based compensation	—	—	(603)	(367)	(970)	—	(970)
At March 31, 2013	543	(1,257)	(4,559)	185,079	179,806	1,433	181,239

At January 1, 2012[1]	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966
Comprehensive income for the period[1]	—	—	889	8,737	9,626	158	9,784
Capital contributions from, and other changes in, non-controlling interest	—	—	—	48	48	(75)	(27)
Dividends paid	—	—	—	(2,670)	(2,670)	(24)	(2,694)
Scrip dividends[2]	3	—	(3)	999	999	—	999
Repurchases of shares[3]	—	—	—	(627)	(627)		(627)
Shares held in trust: net sales/(purchases) and dividends received	—	1,013	—	44	1,057	—	1,057
Share-based compensation	—	—	(135)	(439)	(574)	—	(574)
At March 31, 2012[1]	539	(1,977)	(1,210)	168,987	166,339	1,545	167,884

[1]	Restated for accounting policy change (see Note 2).
[2]

Under the Scrip Dividend Programme some 25.6 million A shares, equivalent to $0.8 billion, were issued during the first quarter 2013 and some 27.5 million A shares, equivalent to $1.0 billion, were issued during the first quarter 2012.

[3]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter.

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 17

CONDENSED CONSOLIDATED BALANCE SHEET
	$ million
	March 31, 2013	Dec 31, 2012 Restated[1]	March 31, 2012 Restated[1]

Assets
Non-current assets:
Intangible assets	4,456	4,470	4,545
Property, plant and equipment	180,244	172,293	155,239
Equity-accounted investments	34,478	38,350	39,534
Investments in securities	4,878	4,867	5,454
Deferred tax	4,641	4,288	4,874
Retirement benefits	3,502	2,301	3,624
Trade and other receivables	9,052	8,991	10,061
	241,251	235,560	223,331

Current assets:
Inventories	31,531	30,781	34,163
Trade and other receivables	66,598	65,403	78,798
Cash and cash equivalents	17,614	18,550	15,024
	115,743	114,734	127,985

Total assets	356,994	350,294	351,316

Liabilities
Non-current liabilities:
Debt	27,329	29,921	29,116
Trade and other payables	4,170	4,175	4,542
Deferred tax	11,490	10,312	11,289
Retirement benefits	15,091	15,290	13,986
Decommissioning and other provisions	18,054	17,435	16,010
	76,134	77,133	74,943

Current liabilities:
Debt	8,461	7,833	5,657
Trade and other payables	73,301	72,839	85,360
Taxes payable	14,386	12,684	14,113
Retirement benefits	376	402	408
Decommissioning and other provisions	3,097	3,221	2,951
	99,621	96,979	108,489

Total liabilities	175,755	174,112	183,432

Equity attributable to Royal Dutch Shell plc shareholders	179,806	174,749	166,339

Non-controlling interest	1,433	1,433	1,545

Total equity	181,239	176,182	167,884

Total liabilities and equity	356,994	350,294	351,316

[1]	Restated for accounting policy change (see Note 2).

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 18

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2013	Q4 2012 Restated[1]	Q1 2012 Restated[1]

Cash flow from operating activities
Income for the period	8,226	6,756	8,852
Adjustment for:
– Current taxation	4,892	5,966	5,479
– Interest expense (net)	357	324	499
– Depreciation, depletion and amortisation	4,225	3,835	3,402
– Net gains on sale of assets	(213)	(2,083)	(524)
– Decrease in working capital	34	994	770
– Share of profit of equity-accounted investments	(2,303)	(2,127)	(2,940)
– Dividends received from equity-accounted investments	1,242	2,655	2,582
– Deferred taxation, retirement benefits, decommissioning and other provisions	(11)	(422)	953
– Other	27	553	(408)
Net cash from operating activities (pre-tax)	16,476	16,451	18,665

Taxation paid	(4,917)	(6,538)	(5,226)

Net cash from operating activities	11,559	9,913	13,439

Cash flow from investing activities
Capital expenditure	(7,862)	(10,674)	(6,456)
Investments in equity-accounted investments	(372)	(217)	(1,298)
Proceeds from sales of assets	382	1,513	2,372
Proceeds from sales of equity-accounted investments	154	415	57
Proceeds from sales/(purchases) of securities (net)	20	(30)	(40)
Interest received	36	53	48
Net cash used in investing activities	(7,642)	(8,940)	(5,317)

Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months	133	(467)	(453)
Other debt: New borrowings	180	1,813	610
Repayments	(2,185)	(278)	(2,967)
Interest paid	(158)	(283)	(454)
Change in non-controlling interest	(7)	25	10
Cash dividends paid to:
– Royal Dutch Shell plc shareholders	(1,908)	(1,634)	(1,671)
– Non-controlling interest	(21)	(26)	(24)
Repurchases of shares	(545)	(453)	—
Shares held in trust: net sales/(purchases) and dividends received	(10)	(43)	205
Net cash used in financing activities	(4,521)	(1,346)	(4,744)

Currency translation differences relating to cash and cash equivalents	(332)	84	354
Increase/(decrease) in cash and cash equivalents	(936)	(289)	3,732

Cash and cash equivalents at beginning of period	18,550	18,839	11,292

Cash and cash equivalents at end of period	17,614	18,550	15,024

[1]	Restated for accounting policy change (see Note 2).

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements

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Unaudited Condensed Interim Financial Report 19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively known as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2012 (pages 103 to 108) as filed with the U.S. Securities and Exchange Commission, except as described below:

a)	Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect (see Note 2).

b)	IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were adopted on January 1, 2013. The standards reinforce the principles for determining when an investor controls another entity and in certain cases amend the accounting for arrangements where an investor has joint control. The impact of the changes on the accounting for Shell’s interests is not significant; the major investments affected are listed in Note 7.

c)	IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised at fair value, primarily by refining the measurement concept to represent an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures have been provided where considered material (see Note 6). The impact of the changes for Shell is not significant.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2012 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

The Interim Statements are unaudited.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals; exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

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Unaudited Condensed Interim Financial Report 20

2.	Accounting for defined benefit plans

Revised IAS 19 Employee Benefits (IAS 19R) was adopted on January 1, 2013, with retrospective effect; comparative information is therefore restated.

The revised standard requires immediate recognition of actuarial gains and losses arising in connection with defined benefit plans through other comprehensive income (see page 16). Previously, Shell applied the corridor method of accounting under which amounts falling inside the corridor remained unrecognised, while amounts falling outside it were recognised (amortised) in income over a number of years. For the periods presented in this Report, the elimination of this amortisation is approximately offset by lower interest being recognised in income under the IAS 19R “net interest” approach. Under this approach, interest income from defined benefit plan assets is determined based on the same discount rate as applied to measure plan obligations, rather than on an expected rate of return reflecting the plan’s investment portfolio.

The following table sets out the impact of the change on relevant lines in the Condensed Consolidated Balance Sheet, on gearing, and on the return on capital employed (ROACE, see Note 9) for the twelve months ending at the respective balance sheet date.

$ million	Dec 31, 2012			Mar 31, 2012
	As previously stated	Effect of accounting policy change	Restated	As previously stated	Effect of accounting policy change	Restated
Non-current assets
Deferred tax	4,045	243	4,288	4,666	208	4,874
Retirement benefits	12,575	(10,274)	2,301	11,816	(8,192)	3,624

Non-current liabilities
Deferred tax	15,590	(5,278)	10,312	15,887	(4,598)	11,289
Retirement benefits	6,298	8,992	15,290	6,064	7,922	13,986

Total equity
Other reserves	10,021	(13,773)	(3,752)	10,024	(11,234)	(1,210)
Retained earnings	180,218	28	180,246	169,061	(74)	168,987

Gearing[1]	9.2%	0.6%	9.8%	9.9%	0.6%	10.5%

ROACE	12.7%	0.9%	13.6%	15.4%	0.7%	16.1%

[1]	Net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

The effect of the accounting policy change at January 1, 2012 was to reduce Accumulated other comprehensive income (within Other reserves) by $10,945 million, Retained earnings by $92 million and Total equity by $11,037 million.

Income for the first quarter 2012 increased by $18 million of which Upstream segment earnings increased by $17 million and Downstream segment earnings increased by $1 million. Income for the fourth quarter 2012 increased by $57 million of which Upstream segment earnings increased by $24 million, Downstream segment earnings increased by $27 million and Corporate segment earnings increased by $6 million. Basic and diluted earnings per share for the fourth quarter 2012 increased by $0.01. There was no impact on net cash from operating activities.

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Unaudited Condensed Interim Financial Report 21

3.	Information by business segment

$ million	Quarters
	Q1 2013	Q1 2012[1]
Third-party revenue
Upstream	12,376	11,990
Downstream	100,409	107,918
Corporate	25	12

Total third-party revenue	112,810	119,920

Inter-segment revenue
Upstream	12,142	13,451
Downstream	243	212
Corporate	—	—

Segment earnings
Upstream	5,821	6,723
Downstream	1,688	1,320
Corporate	491	(264)

Total segment earnings	8,000	7,779

[1]	Restated for accounting policy change (see Note 2).

$ million	Quarters
	Q1 2013	Q1 2012[1]
Total segment earnings	8,000	7,779

Current cost of supplies adjustment:
Purchases	113	1,195
Taxation	(28)	(342)
Share of profit of equity-accounted investments	141	220
Income for the period	8,226	8,852

[1]	Restated for accounting policy change (see Note 2).

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Unaudited Condensed Interim Financial Report 22

4.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	25,586,312	—	—
Repurchases of shares	—	(16,080,000)	—
At March 31, 2013	3,797,974,999	2,601,635,189	50,000

Nominal value

	Ordinary shares
$ million	A	B	Total
At January 1, 2013	321	221	542
Scrip dividends	2	—	2
Repurchases of shares	—	(1)	(1)
At March 31, 2013	323	220	543

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2012, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2013 and the end of the Annual General Meeting to be held in 2013, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2013[3]	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(203)	(203)
Scrip dividends	(2)	—	—	—	—	(2)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(603)	—	(603)
At March 31, 2013	3,421	154	64	1,425	(9,623)	(4,559)

At January 1, 2012[3]	3,432	154	60	1,571	(7,178)	(1,961)
Other comprehensive income attributable to Royal Dutch Shell plc shareholders[3]	—	—	—	—	889	889
Scrip dividends	(3)	—	—	—	—	(3)
Share-based compensation	—	—	—	(135)	—	(135)
At March 31, 2012[3]	3,429	154	60	1,436	(6,289)	(1,210)

•

[1] The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.

•	[2] The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.
•	[3] Restated for accounting policy change (see Note 2).

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Unaudited Condensed Interim Financial Report 23

6.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement (see Note 1c).

$ million	March 31, 2013	Dec 31, 2012	March 31, 2012
Included within:

Trade and other receivables – non-current	1,426	1,881	1,808
Trade and other receivables – current	8,443	9,192	17,469

Trade and other payables – non-current	609	658	901
Trade and other payables – current	8,530	9,145	17,285

7.	Major investments in joint ventures and associates

Of the major investments in joint ventures and associates listed in the Annual Report and Form 20-F for the year ended December 31, 2012 (page 117), Aera, Deer Park and Saudi Aramco Shell Refinery have been assessed as joint operations under IFRS 11 Joint Arrangements (see Note 1b) and are no longer accounted for using the equity method as from January 1, 2013.

8.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

9.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

10.	Liquidity and capital resources

Net cash from operating activities for the first quarter 2013 was $11.6 billion compared with $13.4 billion for the same period last year.

Total current and non-current debt increased to $35.8 billion at March 31, 2013 from $34.8 billion at March 31, 2012 while cash and cash equivalents increased to $17.6 billion at March 31, 2013 from $15.0 billion at March 31, 2012. No new debt was issued under the US shelf registration programme or under the euro medium-term note programme during the first quarter of 2013.

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Unaudited Condensed Interim Financial Report 24

Net capital investment for the first quarter 2013 was $8.2 billion, of which $7.4 billion was invested in Upstream and $0.8 billion in Downstream. Net capital investment for the same period of 2012 was $4.6 billion, of which $3.8 billion was invested in Upstream and $0.8 billion in Downstream.

Dividends of $0.45 per share are announced on May 2, 2013 in respect of the first quarter. These dividends are payable on June 27, 2013. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2012 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

11.	Section 13(r) of the US Securities and Exchange Act of 1934 Disclosure.

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes. The activities listed below have been conducted outside the US by non-US Shell subsidiaries. For the disclosure below, amounts have been converted into US dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated US sanctions.

After further review, Shell has identified certain retail credit card transactions with the Generalkonsulat der Islamischen Republic Iran in Germany that were not included in Shell’s Annual Report and Form 20-F for the year ended December 31, 2012. These transactions were for retail services which generated a gross revenue of $23,046 and a net profit of $638 in 2012. Shell terminated all related contracts with effect from April 30, 2013. In addition, Shell refunded $90 of tax of to the Embassy of the Islamic Republic of Iran, in Belgium. Shell terminated all related contracts in Belgium in 2012. There were no gross revenue or net profit in 2012 associated with the transaction. Additionally a few employees received reimbursement of approximately $1,300 for visa costs and exit fees associated with their travels to Iran in 2012. Reimbursement of the costs did not generate any gross revenue or net profit in 2012.

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Unaudited Condensed Interim Financial Report 25

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this document, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2012 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, May 2, 2013. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

May 2, 2013

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc.

Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 713 241 1042

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

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Unaudited Condensed Interim Financial Report 26

APPENDIX

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (PSP). For the details of the PSP reference is made to the Annual Report and Form 20-F for the year ended December 31, 2012. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at March 31, 2013. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at March 31, 2013 (thousands)	30,770	11,248	9,288

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted.

The following table presents the number of shares and ADSs in the Company under option as at March 31, 2013, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at March 31, 2013 (thousands)	12,271	3,368	2,854
Range of expiration dates	May 2013 - Aug 2016	May 2013 - Nov 2014	May 2013 - May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the three months ended March 31, 2013, the consolidated unaudited ratio of earnings to fixed charges.

	Three months ended March 31,	$ million Years ending December 31,
	2013	2012 Restated[1]	2011 Restated[1]	2010	2009	2008
Pre-tax income from continuing operations before income from equity investees	10,995	41,564	46,806	29,391	16,044	43,374
Total fixed charges	412	1,712	1,608	1,684	1,669	2,009
Distributed income from equity investees	1,242	10,573	9,681	6,519	4,903	9,325
Less: interest capitalised	182	567	674	969	1,088	870

Total earnings	12,467	53,282	57,421	36,625	21,528	53,838

Interest expensed and capitalised	338	1,461	1,209	1,218	902	1,371
Interest within rental expense	74	251	399	466	767	638

Total fixed charges	412	1,712	1,608	1,684	1,669	2,009

Ratio earnings/fixed charges	30.26	31.12	35.71	21.75	12.90	26.80

[1]	Restated for accounting policy change (see Note 2).

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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Unaudited Condensed Interim Financial Report 27

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at March 31, 2013. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million March 31, 2013

Equity attributable to Royal Dutch Shell plc shareholders	179,806
Current debt	8,461
Non-current debt	27,329

Total debt[A] [B]	35,790

Total capitalisation	215,596

[A]	Of total debt, $31.2 billion was unsecured and $4.6 billion was secured.
[B]	Includes, as at March 31, 2013, $27.1 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2012: $29.4 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at March 31, 2013, Shell also had outstanding guarantees of $3.2 billion, of which $2.2 billion related to debt of equity-accounted investments.

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Net capital investment by business segment

Net capital investment is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

	$ million Three months ended
	March 31, 2013	March 31, 2012
Net capital investment:
Upstream	7,370	3,772
Downstream	820	786
Corporate	7	46

Total	8,197	4,604
Proceeds from divestments	556	2,389

Capital investment	8,753	6,993
Exploration expenses excluding exploration wells written off	(491)	(331)
Investments in equity-accounted investments	(372)	(1,298)
Leases and other items	(28)	1,092

Capital expenditure	7,862	6,456

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Unaudited Condensed Interim Financial Report 28

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, return on average capital employed is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Calculation of ROACE	$ million Last twelve months
	March 31, 2013	March 31, 2012 Restated[1]
Income for current and previous three quarters	26,335	31,043
Interest expense after tax	874	871
Income before interest expense	27,209	31,914
Capital employed – opening	202,657	194,736
Capital employed - closing	217,029	202,657
Capital employed - average	209,843	198,697

ROACE	13.0%	16.1%

[1]	Restated for accounting policy change (see Note 2).

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Unaudited Condensed Interim Financial Report 29